Exhibit 12.1

FBR & CO. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in thousands)

	Nine Months Ended September 30,	Years Ended December 31,
	2013	2012	2011	2010	2009	2008

Pre-tax income (loss) from continuing operations	$53,689	$3,928	$(51,328)	$(41,590)	$(18,239)	$(188,194)

Fixed charges:
Interest expense on all indebtedness	—	—	—	—	252	12,457
Rental expense deemed to be interest	1,340	2,826	2,793	3,105	4,645	4,614

Total fixed charges	$1,340	$2,826	$2,793	$3,105	$4,897	$17,071

Pre-tax income (loss) from continuing operations plus fixed changes	$55,029	$6,754	$(48,535)	$(38,485)	$(13,342)	(171,123)

Ratio of earnings to fixed charges (1)	41.1x	2.4x	— (2)	— (2)	— (2)	$— (2)

(1)	The ratio of earnings to fixed charges was computed by dividing earnings available for fixed charges by fixed charges. Fixed charges consist of interest expense primarily related to collateralized financing transactions and short-term borrowings, and the interest portion of operating lease rental expense (interest factor deemed to be one-third of operating lease rental expense)
(2)	Pre-tax (loss) income from continuing operations adjusted to exclude income or loss from equity investees for the years ended December 31, 2011, 2010, 2009, 2008 were inadequate to cover all fixed charges. For the years ended December 31, 2011, 2010, 2009, 2008, we would have needed additional pre-tax income from continuing operations adjusted to exclude income or loss from equity investees of $51,328, $41,590, $18,239, and $188,194, respectively to achieve coverage of 1:1 in these periods